EXHIBIT 99.1

News Release FOR IMMEDIATE RELEASE

Media Contact:
Julie Pekarek
Chief Marketing Officer
414.977.4254
jpekarek@merge.com

MERGE HEALTHCARE CONFIRMS FULLY FINANCED OFFER FOR AMICAS

Offer of $6.05 cash per share represents a premium of 13% to current offer for AMICAS

Milwaukee, WI, February 23, 2010 – Merge Healthcare Incorporated (NASDAQ: MRGE) today announced that it has received numerous calls from investors about its proposal to acquire AMICAS, Inc. (NASDAQ: AMCS) for $6.05 cash per share, and that, in response Merge is providing additional information to clarify certain questions raised by investors.  Merge’s proposal, for an aggregate of $248 million, represents a 13% premium to the previously-announced offer from a newly-formed affiliate of Thoma Bravo, LLC for $5.35 cash per share.

In press releases issued on February 22nd and a supplement to its earlier definitive proxy materials related to the Thoma Bravo merger filed by AMICAS with the Securities and Exchange Commission, AMICAS expressed its doubt about Merge’s commitment and ability to close its proposed acquisition of AMICAS.  In fact, Merge is fully committed and is prepared to complete the AMICAS transaction.

Merge has not requested a financing “out” in its proposed Merger Agreement, and under the terms of that Agreement, Merge would be liable to AMICAS for almost $18.6 million in cash (not merely $10 million as suggested by the AMICAS announcements) if it breached its obligations due to its inability to fund the transaction.

There has also been some confusion regarding when Merge entered the proposal process.  Although characterized by AMICAS as an “eleventh hour attempt,” as noted in AMICAS’ proxy statement supplement, Merge approached AMICAS almost 18 months ago to strike such a deal and has continued that effort ever since.  Merge remains ready to finalize a definitive Merger Agreement with AMICAS that would provide for the commencement of a negotiated tender offer promptly after Thoma Bravo has waived its match rights and various other conditions are met.

Merge also believes it is important to clarify the status of the AMICAS stockholder litigation.  On February 17th, the Massachusetts Superior Court enjoined AMICAS “from holding a shareholder meeting on February 19th that would require AMICAS shareholders to vote on whether to approve the [Thoma Bravo transaction].”  The order also addressed several other points relevant to the Merge proposal, including:

·      the AMICAS stockholder meeting has been ordered “adjourned pending further order of the Court”;

·      the Court found evidence that AMICAS’ initial proxy statement filed on January 19, 2010 “contains materially deficient disclosures concerning the merger”; and

·      Plaintiffs had “demonstrated a substantial likelihood of succeeding on the merits of their claims for breach of fiduciary duty” against AMICAS and its Directors.

A copy of the Court’s Order, a publicly available document, is attached as Exhibit 1 to this press release.

Merge believes it is in the best interest of each company’s stockholders, customers and employees to bring Merge and AMICAS together and build a stronger future.  Merge looks forward to working with the AMICAS Board, subject to the provisions in the Thoma Bravo agreement, to commence a $6.05 cash per share negotiated tender offer for all AMICAS shares and to close the acquisition as quickly as possible thereafter.

Merge Healthcare Incorporated develops solutions that automate healthcare data and diagnostic workflow to enable a better electronic record of the patient experience, and to enhance product development for health IT, device and pharmaceutical companies.  Merge products, ranging from standards-based development toolkits to sophisticated clinical applications, have been used by healthcare providers, vendors and researchers worldwide for over 20 years. Additional information can be found at www.merge.com.

Additional Information and Where to Find It

This press release does not constitute an offer to purchase or the solicitation of an offer to buy common stock of AMICAS, Inc. (“Amicas”).  This press release relates to a possible negotiated business combination transaction with Amicas proposed by Merge Healthcare, Inc. (“Merge”), which may become the subject of a proxy statement and/or tender offer statement on Schedule TO filed with the Securities and Exchange Commission.  This press release is not a substitute for the proxy/statement that AMICAS might file or the tender offer statement on Schedule TO that Merge might file with the SEC regarding the proposed transaction if such a negotiated transaction between AMICAS and Merge is reached or for any other document which Merge may file with the SEC.  INVESTORS AND SECURITY HOLDERS OF AMICAS ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Merge at 6737 West Washington, Suite 2250 Milwaukee, WI 53214, emailing a request to jpekarek@merge.com, or by calling 414.977.4254.

# # #

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Exchange Act.  We have used words such as “believes,” “intends,” “anticipates,” “expects” and similar expressions to identify forward-looking statements.  These statements are based on information currently available to us and are subject to a number of risks and uncertainties that may cause our actual results of operations, financial condition, cash flows, performance, business prospects and opportunities and the timing of certain events to differ materially from those expressed in, or implied by, these statements.  These risks, uncertainties and other factors include, without limitation, those matters discussed in Item 1A of Part I of our Annual Report on Form 10-K for the year ended December 31, 2008.  Except as expressly required by the federal securities laws, we undertake no obligation to update such factors or to publicly announce the results of any of the forward-looking statements contained herein to reflect future events, developments, or changed circumstances, or for any other reason.  The following discussion should be read in conjunction with our consolidated financial statements and notes thereto appearing in our Annual Report on Form 10-K, and Item 1A, “Risk Factors” in both our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

Exhibit 1 / Multimedia Available:
http://www.businesswire.com/cgi-bin/mmg.cgi?eid=6190621&lang=en

EXHIBIT 1
COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, SS		SUPERIOR COURT
PROGRESS ASSOCIATES, on Behalf of	)
Itself and all Others Similarly Situated	)
Plaintiff	)
)
v.	)	C.A. No. 10-0174-BLS1
)
AMICAS, INC., STEPHEN J. DENELSKY,	)
JOSEPH HILL, STEPHEN J. LIFSHATZ,	)
DAVID B. SHEPHERD, JOHN J. SVIOKLA,	)
STEPHEN N. KAHANE, and THOMA BRAVO	)
LLC.,	)
Defendants.	)
)
LAWRENCE MANNHARDT, on Behalf	)
Of Himself and All Others Similarly Situated	)
Plaintiff,	)
	)	C.A. NO. 10-0412-BLS2
v.	)
AMICAS, INC., PROJECT ALTA	)
HOLDINGS CORP., PROJECT ALTA	)
MERGER CORP., THOMA BRAVO LLC,	)
STEPHEN N. KAHANE, STEPHEN J.	)
DENELSKY, DAVID B. SHEPHARD, JOHN	)
J. SVIOKLA, STEPHEN J. LIFSHATZ and	)
JOSEPH HILL,	)
Defendants	)
ORDER GRANTING PLAINTIFFS’ MOTION
FOR A PRELIMINARY INJUNCTION

The Court having considered Plaintiffs Progress Associates and Lawrence Mannhardt’s (“Plaintiffs”) Motion for a Preliminary Injunction (the “Motion”), the briefing and the Declaration of Michael Wagner in support thereof, and evidence presented at the hearing, the Court finds that there is evidence that:

1.                  AMICAS, Inc.’s (“AMICAS” or the “Company”) Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on January 19, 2010 (the “Proxy”), issued at the behest of and/or with the knowledge and participation of the defendants, contains materially deficient disclosures concerning the merger of AMICAS into a wholly-owned subsidiary of Thoma Bravo, LLC (the “Going-Private Transaction”).

2.                  Plaintiffs and all other shareholders of AMICAS common stock, other than the defendants and their affiliates (the “Class”), will suffer irreparable harm if they are forced to vote on whether to approve the Going-Private Transaction at the February 19, 2010 shareholder meeting (the “Shareholder Meeting”) without full disclosures concerning the Going-Private Transaction;

3.                  Plaintiffs have demonstrated a substantial likelihood of succeeding on the merits of their claims for breach of fiduciary duty against defendants AMICAS, Stephen N. Kahane, Stephen J. Denelsky, David B. Shepherd, John J. Sviokla, Stephen J. Lifshatz and Joseph Hill, and for aiding and abetting a breach of fiduciary duty against defendants Thoma Bravo, LLC (“Thoma Bravo”), Project Alta Holdings, Corp. (“Alta Holdings”) and Project Alta;

4.                  The balance of harms in granting a preliminary injunction militates in favor of Plaintiffs and the Class who will suffer an irreparable injury as a result of being forced to vote on the Going-Private Transaction in the absence of full disclosures as compared to defendants who will not suffer substantial harm from a delay in the holding of the Shareholder Meeting until such time as this Court may have a full hearing on the merits concerning the adequacy of the disclosures concerning the Going-Private Transaction contained in the Proxy; and

5.                  Plaintiffs shall provide a security in the amount of $10,000.00 upon issuance of a preliminary injunction.

Accordingly, the Court finds that good cause exists to grant Plaintiffs’ Motion and issues a preliminary injunction.  It is, therefore, ORDERED that:

1.                  Defendants and their officers, employees and agents are hereby ENJOINED from holding a shareholder meeting on February 19, 2010 that would require AMICAS shareholders to vote on whether to approve the Going-Private Transaction.  That shareholder meeting is ordered adjourned pending further order of the Court.

2.                  The Clerk of the Court shall forwith, according to the law, issue a preliminary injunction in conformity with the law and the terms of this Order.

*          *          *
O R D E R

IT IS SO ORDERED.

SIGNED this 18th date of February, 2010

      /s/ Stephen E. Neel
Justice of the Superior Court